SNIPP INTERACTIVE INC.

SNIPP LAUNCHES FOURTEEN PROGRAMS ACROSS THE UNITED STATES,

CANADA AND EUROPE

May 7th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of fourteen programs and contract extensions over the past month. The programs straddle multiple industries and geographies, with two in Europe, one in Canada. Nine of them are with repeat clients.

David Hargreaves, Chief Client Officer of Snipp, said, “We are pleased about the pace at which we are launching new campaigns as well as the healthy mix of business from both new and existing clients – even as we continue to expand in newer markets like Canada and Europe. We look forward to expanding deeper into new product categories like rebates and creating more industry specific solutions for our existing loyalty and promotions platform solutions.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

Sweepstakes Promotion for a Leading Confectionary Brand. Snipp launched is first Canadian bilingual sweepstakes promotion for one of the world’s leading chocolate manufacturers using its proprietary SnippWin and SnippCheck platforms. Consumers who purchase qualifying products can snap and submit a picture of their receipt to receive an entry into a Sweepstakes and a chance to win one of three cross-country road trips and other instantwin prizes. Snipp is processing and validating all receipts for the program as well as sending out physical gifts and coordinating the digital rewards. This campaign has been built in both English and French for the Canadian market.

Wine Brand Charity Cork Promotion. One of the world's largest producers of wine is running a program to support the Meals on Wheels Association of America’s (MOWAA) relief efforts to end senior hunger. Consumers can submit any cork or screw cap from the brand’s wines to count as a $1 donation to Meals on Wheels. The “digital cork collector” is powered by Snipp’s SnippCheck receipt processing solution and its SnippIR image recognition system. This is the second year this program is being run with Snipp. See more here: http://bit.ly/1IMQ0RJ

Grocery Store Sweepstakes Program. A leading grocery store is running a sweepstakes program on the Snipp platform. Consumers who buy three qualifying products in one Tiered Rewards Program for Service Organization. A parts, service and customer care organization is running a promotion on the Snipp platform where customers can send in their invoice showing $100 of service purchases at local participating dealerships and receive a gift card from a Home Improvement store. Snipp has created a 2-tier rewards structure based on the value of purchase for this particular promotion.

Women’s Razor Brand Retail-Specific Movie Offer. A women’s razor brand has launched two programs with Snipp last month, each with a different retail partner. Consumers who buy any participating razors, refills or shave prep products with a combined value of $10 at participating retailers can get a free movie certificate of up to $10 to see “Pitch Perfect 2” in theaters.

CPG Baked Snacks Promotion. A leading baked-snacks brand is running a promotion on the Snipp platform to increase the basket size of purchases at convenience stores. Consumers who purchase two qualifying brand products and submit their receipts will receive a $10 coupon from a nationwide ticketing company towards the purchase of tickets to concerts, sports games and other events. The program is being run with a creative and marketing services agency and Snipp partner.

Loyalty Program Extensions in Europe. This past month Snipp secured two contract extensions from existing loyalty retail clients in Europe. The scope of work for these two new contract extensions varies and includes process workflow improvements, new types of offers, online returns handling and functional integration into new store-based systems.

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies. Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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